

August 22, 2013

<u>Via E-mail</u>
Mr. Michael Berman
Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

   Re: General Growth Properties, Inc.
   Form 10-K for the fiscal year ended December 31, 2012
   Filed February 28, 2013
   File No. 1-34948

Dear Mr. Berman:

  We have reviewed your response letter filed on July 31, 2013 and have the following additional comments.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2012</u>

<u>Financial Statements</u>

<u>Note 3 Summary of Significant Accounting Policies</u>

<u>Acquisitions of Operating Properties, page F-15</u>

1. We note your response to comment 3. Please additionally provide us with a summary, which includes quantitative details, to help us to understand how common below-market renewal options are relative to overall population and what percentage of those leases resulted in your reaching a conclusion that exercise was reasonably assured. In your response, please tell us whether or not you rely on thresholds to make the determination that exercise of such renewal options are assured and what those thresholds are.

Note 12 Equity and Redeemable Noncontrolling Interests, page F-43

2. We note your response to comment 5. Please additionally tell us the circumstance(s)/event(s) which could lead to the redemption of the non-controlling interests where the company is not solely in control.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief